Exhibit 6.16

Co-Management Agreement
Commonwealth Thoroughbreds LLC and Medallion Racing

AGREEMENT OF CO-MANAGEMENT dated as of September 20, 2022 between Medallion Racing ("Medallion") and Commonwealth Thoroughbreds LLC ("Commonwealth"), together, the Co-Managers of the Spring Party 2021 yearling filly (the "Horse").

The Horse will be raced under the co-management of Commonwealth and Medallion. All material decisions related to the Horse's racing career, including the selection of a trainer for the Horse, will be made jointly by Commonwealth and Medallion. If a disagreement exists between the Co-Managers concerning the initial designation of the Trainer for the Co-Managed horses, and if good faith negotiations among the parties do not resolve the impasse, either Co-Manager may require the other parties to submit the decision to a mutually agreed arbitrator to break the impasse and the arbitrator's decision shall be binding upon all parties hereto. The Horse will not be retired or otherwise disposed of without the agreement of the Co-Managers. Additionally:

1.

The Co-Managers will oversee the day-to-day management of the Horse, including oversight of pre-training, training, transportation, veterinarian issues, and all standard management practices necessary for the care of the Horse.

2.	The Co-Managers will develop an exit strategy for the sale or other disposition of the Horse at the completion of his racing career.

3.

If a disagreement exists between the Co-Managers concerning the management of the Horse or relating to the relationships, rights, duties, or obligations hereunder (a "Dispute"), either Co-Manager may require the other Co-Manager to submit the Dispute to the then current trainer of the Horse, if good faith negotiations among the Co-Managers do not resolve the Dispute. Such Dispute shall be decided by the then current trainer of the Horse, whose decision shall be memorialized in writing and shall be binding upon all parties hereto.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky without regard to any conflict of laws or choice of laws principle which would result in the application of any laws other than those of the Commonwealth of Kentucky.

(signature page to follow)

IN WITNESS WHEREOF, each of the parties has signed this agreement or caused it to be signed on its behalf, all as of the date first above written.

Commonwealth Thoroughbreds LLC	Medallion Racing

/s/ Brian Doxtator	/s/ Philli Shelton
By: Brian Doxtator	By: Philli Shelton
CEO	Manager